SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                   SCHEDULE TO
   TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)
                              ---------------------

                                AUTEO MEDIA, INC.
                       (Name of Subject Company (Issuer))

                                AUTEO MEDIA, INC.
                        (Name of Filing Person (Offeror))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   339713 10 9
                                   -----------
                      (CUSIP Number of Class of Securities)

                                STEVE VAN LEEUWEN
                                    PRESIDENT
                                AUTEO MEDIA, INC.
                         C/O MICHAEL J. MORRISON, CHTD.
                         1495 RIDGEVIEW DRIVE, SUITE 220
                                 RENO, NV 89509
                                  775.827.6300
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:
                           MICHAEL J. MORRISON, CHTD.
                         1495 RIDGEVIEW DRIVE, SUITE 220
                                 RENO, NV 89509
                                  775.827.6300

                              ---------------------

                            CALCULATION OF FILING FEE

       TRANSACTION VALUATION*                        AMOUNT OF FILING FEE
       ------------------------------------------------------------------
           $1,028,507.34                                   $257.13

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all of the issued and outstanding shares of common stock, par value $0.001 per share (the "Common Stock") of Auteo Media, Inc., a Nevada corporation (the "Company"), at a price per Share of $.14 net in cash. The Company has not received confirmation of any shareholders indicating they will not tender their Shares.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      $257.13             Filing Party: Auteo Media, Inc.
Form or Registration No.:    Schedule TO-I       Date Filed:    July 29, 2002

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which this statement relates:

 [ ]   third party tender offer         [X]    going-private transaction
       subject to Rule 14d-1                   subject to Rule 13e-3
 [X]   issuer tender offer              [ ]    amendment to Schedule 13D
       subject to Rule 13e-4                   under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

     This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on August 29, 2002 (as amended and supplemented on August 12, 2002, the "Schedule TO") by Auteo Media, Inc., a Nevada corporation ("Purchaser"), and the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the SEC on July 29, 2002 (as amended and supplemented on August 12, 2002, the "Schedule 13E-3" by Auteo Media, Inc., a Nevada corporation ("Purchaser"), This statement relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of Auteo Media, Inc., a Nevada corporation (the "Company"), (the"Shares") at a price of $.14 per Share, net to the seller in cash, upon the terms and subject to the conditions contained in the Offer to Purchase, dated July 29, 2002, and the accompanying Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, together with any amendments or supplements thereto, constitute the "Offer").

     This Amendment No. 2 to Schedule TO is being filed by Purchaser, Auteo Media, Inc.

     Unless otherwise stated below, the information set forth in the Offer to Purchase (including all schedules thereto) is hereby expressly incorporated herein by reference in response to all items of this Schedule TO. You should read this Amendment No. 2 to Schedule TO together with the Schedule TO and the
Schedule 13E-3 filed with the SEC on July 29, 2002 and the amendment number 1 to these schedules filed on August 12, 2002. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase. Amendments and Supplements are presented in the order they are prepared in the original document.

Schedule TO

     Information required by Instruction C to Schedule TO, as regards the officers, directors and control persons of Auteo Media, Inc., is amended as follows:


1. Steve Van Leeuwen-

     There are no agreements, arrangements or understandings between Mr. Van Leeuwen and the Purchaser or any other person involving the Purchaser's securities.

     The purposes of this transaction is to purchase outstanding securities for cash and thereby distribute monies derived from the sale if the Purchaser's assets to its shareholders, other than by dividend.

     The securities acquired by the Purchaser will be retired by the Purchaser. There are no plans, proposals or negotiations that would result in any of the events described in Item 1006(c)(1-10) of Regulation M-A.

     The source of the funds to be used in the transaction will be cash funds held in the bank account of the Purchaser, which were derived from the sale of the Purchaser's assets. There are no borrowed funds.

     There  are no  material  conditions,  other  than  those  set  forth in the
Schedule 13E-3, "Offer to Purchase".

     Mr. Van Leeuwen beneficially owns a total of 1,272,222 shares of the Purchaser's Common Stock, representing 17.3% of the total outstanding shares. During the past 60 days, Mr. Van Leeuwen has not engaged in any transactions which have had any affect in the subject securities.


2. Kathleen Van Leeuwen-

     There are no agreements, arrangements or understandings between Ms. Van Leeuwen and the Purchaser or any other person involving the Purchaser's securities.

     The purposes of this transaction is to purchase outstanding securities for cash and thereby distribute monies derived from the sale if the Purchaser's assets to its shareholders, other than by dividend.

     The securities acquired by the Purchaser will be retired by the Purchaser. There are no plans, proposals or negotiations that would result in any of the events described in Item 1006(c)(1-10) of Regulation M-A.

     The source of the funds to be used in the transaction will be cash funds held in the bank account of the Purchaser, which were derived from the sale of the Purchaser's assets. There are no borrowed funds.

     There  are no  material  conditions,  other  than  those  set  forth in the
Schedule 13E-3, "Offer to Purchase".

     Ms. Van Leeuwen beneficially owns a total of 1,138,888 shares of the Purchaser's Common Stock, representing 15.5% of the total outstanding shares. During the past 60 days, Ms. Van Leeuwen has not engaged in any transactions which have had any affect in the subject securities.


Schedule 13E-3


SUMMARY TERM SHEET

     The SUMMARY TERM SHEET is hereby amended and supplemented by including the following:

- HAVE ANY STOCKHOLDERS AGREED TO TENDER THEIR SHARES?

     Yes. Stockholders who own Shares representing approximately 38% of the issued and outstanding Shares have stated verbally to the Board that they will tender their shares. These shareholders consist of Kathleen Van Leeuwen, Officer and holder of 1,138,888 shares, Albert James, Director and holder of 188,679 shares, Michael Morrison, Director and holder of 200,000 shares and Steve Van Leeuwen, Director and acting Chief Executive Officer and holder of 1,272,222 shares. The Company has not received written confirmation of any shareholders who indicated they will or will not tender their Shares.

                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2002

                                          AUTEO MEDIA, INC.


                                          By:    /s/  Steve Van Leeuwen
                                                 --------------------------
                                          Name:  Steve Van Leeuwen
                                          Title: Chief Executive Officer